PROFESSIONALLY MANAGED PORTFOLIOS
2020 East Financial Way, Suite 100
Glendora, California 91741

April 6, 2016

VIA EDGAR TRANSMISSION

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios
Post-Effective Amendment - Application for Withdrawal
File Nos. 33-12213 and 811-05037
CIK No. 0000811030

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Professionally Managed Portfolios (the "Registrant") hereby requests that Post-Effective Amendment No. 667 under the 1933 Act (No. 668 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485BPOS with the U.S. Securities and Exchange Commission on April 6, 2016 (Accession No. 0000894189-16-008792) to provide the risk/return summary in XBRL format for PEA 665 be withdrawn.

The Registrant is requesting that PEA 667 be withdrawn because the relevant attachments were inadvertently omitted from the filing.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914‑7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, President and Secretary
Professionally Managed Portfolios